UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                               ALAN I. ANNEX, ESQ.
                             MICHAEL L. PFLAUM, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 22, 2002
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ONE CLARK LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a)
         (b) X*
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   0
NUMBER OF                   ----------------------------------------------------
SHARES                      8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                           440,800**
EACH                        ----------------------------------------------------
REPORTING                   9      SOLE  DISPOSITIVE POWER
PERSON
WITH                               0
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                    440,800**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         440,800**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.5%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 440,800 shares of Common Stock underlying the Company's Series A Convertible Preferred Stock (the "Preferred Stock").
*** Calculated after including the above referenced shares of Common Stock underlying the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D



                                  SCHEDULE 13D

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARK GOLDWASSER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a)
         (b) X*
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   28,500
NUMBER OF                   ----------------------------------------------------
SHARES                      8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                           440,800
EACH                        ----------------------------------------------------
REPORTING                   9      SOLE  DISPOSITIVE POWER
PERSON
WITH                               220,500**
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                    440,800**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         661,300***
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.8%***
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 192,000 shares of vested unexercised stock options. ***This amount includes 440,800 shares of Common Stock underlying the Company's Series A Convertible Preferred Stock (the "Preferred Stock") and 192,000 shares of vested unexercised stock options.
**** Calculated after including the above referenced shares of Common Stock underlying the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 amends and supplements the statements on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer") and filed with the Securities and Exchange Commission on behalf of the following persons: (i) One Clark LLC, and
(ii) Mark Goldwasser. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following to the end of the second paragraph of Item 4:

Pursuant to the terms of the Escrow Agreement, on February 22, 2002, the Company requested a draw-down on an aggregate of $250,000 of the Escrow Amount ($125,000 of which was delivered from funds delivered by One Clark LLC) for working capital purposes. Pursuant to the terms of the Escrow Agreement, the Company issued 1,250 shares of Series A Convertible Preferred Stock to One Clark LLC for a price of $100.00 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 2,236,449 shares of Common Stock outstanding as of February 8, 2002. One Clark is the beneficial owner of 440,800 shares issuable upon conversion of the Company's Series A Convertible Stock which represents 16.5% of the outstanding shares of Common Stock. Goldwasser is the beneficial owner of 661,300 shares of Common Stock which represents 22.8% of the outstanding shares of Common Stock. Such shares include, by virtue of his relationship with One Clark LLC as described above, 440,800 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Stock. In addition, such amount includes 192,000 shares issuable upon exercise of fully-vested stock options.

(b) One Clark LLC has the shared power to direct the vote and the shared power to direct the disposition (with Goldwasser) of the 440,800 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock. Goldwasser has the sole power to direct the vote of 28,500 shares of Common Stock; the sole power to direct the disposition of 220,500 shares of Common Stock and the shared power to direct the disposition (with One Clark) of 661,300 shares of Common Stock.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2002


ONE CLARK LLC


By:/s/ Mark Goldwasser
   ----------------------
Name:  Mark Goldwasser
Title: Manager


 /s/ Mark Goldwasser
-------------------------
     Mark Goldwasser